UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kopin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

500600101

(CUSIP Number)

John C.C. Fan

Chief Executive Officer

Kopin Corporation

125 North Drive

Westborough, MA 01581

(508) 870-5959

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500600101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C.C. Fan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,520,129
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,520,129
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,520,129
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 24, 2015, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of Kopin Corporation (the “Issuer” or the “Company”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on August 24, 2015.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source or Amount of Funds or Other Consideration.

Dr. Fan used his personal funds to acquire (i) 150,000 shares of Common Stock on May 8, 2020 at a price per share of $0.66, and (ii) 100,000 shares of Common Stock on May 11, 2020 at a price per share of $0.74, pursuant to a series of open market purchases effected during a trading window permitted by the Company’s Insider Trading Policy.

Item 4. Purpose of Transaction.

Item 5. Interest in Securities of the Issuer.

Dr. Fan is the holder of record of 4,520,129 shares of Common Stock. Dr. Fan has sole voting and dispositive power over these shares. Dr. Fan holds no options that are exercisable within 60 days of the date of the Amendment No. 1. Dr. Fan acquired an aggregate of 250,000 shares of Common Stock in a series of transactions on May 8, 2020 and May 11, 2020 pursuant to a series of open market purchases effected during a trading window permitted by the Company’s Insider Trading Policy, as more fully described in Item 3 of this Amendment No. 1.

The aggregate number of shares of Common Stock either held of record or beneficially owned by Dr. Fan represent approximately 6.4% of the Issuer’s outstanding Common Stock. The aggregate percentage of shares of Common Stock reported as owned by Dr. Fan herein is based upon 84,963,042 total outstanding shares of Common Stock of the Company as of August 11, 2020.

At December 14, 2016, Dr. Fan beneficially owned 4,080,129 shares of Common Stock, which represented 6.0% of the Issuer’s outstanding Common Stock. The percentage of shares is based on 67,546,360 shares outstanding, based on information received from the Issuer.

(a) See also the information contained on the cover pages of this Amendment No. 1 to Schedule 13D, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based on 84,963,042 shares of Common Stock outstanding as of May 6, 2020, as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2020.

At December 14, 2016, Dr. Fan beneficially owned 4,080,129 shares of Common Stock, which represented 6.0% of the 67,546,360 then outstanding shares of Common Stock.

(b) See the information contained on the cover pages of this Amendment No. 1 to Schedule 13D, which is incorporated herein by reference. At December 14, 2016, Dr. Fan had sole voting and dispositive power over 4,080,129 shares of Common Stock, and did not have shared voting or dispositive power over any shares of Common Stock.

(c) Dr. Fan has not effected any transactions of the Common Stock during the 60 days preceding the filing of this Amendment No. 1 to Schedule 13D. During the 60 days preceding December 14, 2016, Dr. Fan received two grants of restricted stock on December 14, 2016. One such grant consisted of 125,000 shares of restricted Common Stock, which vested 25% on each of the four successive December 10 dates following the date of grant. The other such grant consisted of 250,000 shares of restricted Common Stock, which vested 50% on each of the two successive December 10 dates following the date of grant.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2020

/s/ John C.C. Fan
John C.C. Fan